March 27, 2018

VIA EDGAR

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:                           Frontier Funds, Inc. (the “Company”)

(Registration Nos.: 333-07305; 811-07685)

Dear Mr. Ellington:

We are writing to provide additional information requested by you and John Ganley on March 13, 2018, and March 15, 2018, regarding one of the responses set forth in the Company’s letter dated March 9, 2018.  The letter provided the Company’s responses to comments received from you on February 23, 2018, regarding the Company’s N-CSR for the period ended June 30, 2017.

Comment 1:  Comment Number 5 requested additional information about compliance by each of the Frontier MFG Global Equity Fund (the “Global Equity Fund”) and the Frontier MFG Global Plus Fund (the “Global Plus Fund”) with each Fund’s principal investment strategy to invest at least 40% of its net assets in non-U.S. securities under normal market conditions.  You noted in your original comments that the Global Equity Fund had approximately 14.9% of its net assets invested in companies organized outside of the United States and the Global Plus Fund had approximately 13% of its net assets invested in companies organized outside the United States as of June 30, 2017, and you asked for evidence that each Fund is significantly investing its assets throughout the world in accordance with the prospectus requirements.  Our response noted that in accordance with the prospectus definition of non-U.S. companies, which include companies that derive a significant portion of their revenue or profits from businesses, investments or sales outside the United States, each Fund had invested approximately 81% of its net assets in non-U.S. companies as of June 30, 2017.  You asked us to supplement this response with an explanation of the test for “significant” and a list of companies that the Company considers to be global companies under this test.

Response:  The Company, in consultation with the Funds’ subadviser, has determined that a company has a “significant” portion of its revenue from businesses, investments or sales outside the United States if at least 40% of the company’s revenue is sourced outside the United States.  Accordingly, if more than 60% of a company’s revenue is from the United States, the security is classified as a U.S. security.  Please see the attached table which summarizes each

Fund’s holdings as of June 30, 2017, based on this test.  Please note one correction — the Company’s original calculation had inadvertently included cash in the non-U.S. allocation.  Response number 5 of our original response should have stated that 67% and 66.5%, respectively, of each of the Global Equity and Global Plus Fund’s net assets were invested in non-U.S. companies as of June 30, 2017.

Comment 2:  In a subsequent telephone conversation on March 15, 2018, you communicated the staff’s position that in order to be considered a non-U.S. company, it should derive more than 50% of its revenues from outside the United States, in the case of an investment company using revenue as a criteria in defining a non-U.S. company.  Accordingly, you requested the Company to change its definition of a non-U.S. company to include issuers for which more than 50% of the company’s revenue is sourced from outside the United States, in accordance with the staff’s position.  In addition, you requested the Company to specify the revenue test in the Company’s registration statement as part of the next annual update.

Response:  The Company will revise the revenue test in accordance with the staff’s position as soon as practicable.  Under the new definition, a non-U.S. company must derive at least 50% of the company’s revenues from businesses, investments or sales outside the United States.  The Company will add disclosure specifying the test for what the Company considers a “significant” portion of revenue or profits in the case of a non-U.S. company to either the statutory prospectus or SAI in connection with the next annual update to the Funds’ registration statement.

* * * * *

Please call me at (414) 287-9517 if you need any additional information.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought

cc:                                Elyce D. Dilworth

Frontier MFG Global Equity Fund - US and Non-US Classifications as of 6/30/17

Stock	SEDOL	USA Security	USD % of EBIT	% of NET ASSETS
Apple Inc	2046251	N	33%	7.24%
Alphabet Inc Class C	BYY88Y7	N	37%	5.10%
Visa Inc-Class A Shares	B2PZN04	N	54%	5.07%
Facebook Inc-A	B7TL820	N	46%	4.93%
Lowe’s Co Inc	2536763	Y	98%	4.53%
Microsoft Corp	2588173	N	40%	4.51%
Wells Fargo & Co	2649100	Y	96%	4.07%
Oracle Corp	2661568	N	40%	4.05%
eBay Inc	2293819	N	17%	3.94%
Nestle SA	7123870	N	29%	3.93%
McDonald’s Corp	2550707	N	44%	3.93%
PayPal Holdings Inc	BYW36M8	N	17%	3.88%
Yum! Brands Inc	2098876	N	46%	3.49%
Starbucks Corp	2842255	Y	85%	3.38%
CVS Health Corp	2577609	Y	100%	3.36%
Novartis AG	7103065	N	33%	3.10%
MasterCard Inc	B121557	N	37%	3.04%
Sanofi	5671735	N	38%	3.00%
HCA Holdings Inc	B4MGBG6	Y	98%	2.67%
Lloyds Banking Group PLC	0870612	N	0%	2.56%
Tesco Plc	0884709	N	0%	2.27%
Costco Wholesale Corp	2701271	N	58%	2.16%
Alphabet Inc Class A	BYVY8G0	N	38%	0.77%

Short-Term Investments				14.08%

			US Securities	18.01%
			Non-US Securities	66.97%
			Short-Term Inv.	14.08%
			Total Investments	99.06%

Frontier MFG Global Plus Fund - US and Non-US Classifications as of 6/30/17

Stock	SEDOL	USA Security	USD % of EBIT	% of NET ASSETS
Apple Inc	2046251	N	33%	7.28%
Alphabet Inc Class C	BYY88Y7	N	37%	5.26%
Visa Inc-Class A Shares	B2PZN04	N	54%	5.22%
Facebook Inc-A	B7TL820	N	46%	5.08%
Lowe’s Co Inc	2536763	Y	98%	4.68%
Microsoft Corp	2588173	N	40%	4.64%
Wells Fargo & Co	2649100	Y	96%	4.20%
Oracle Corp	2661568	N	40%	4.17%
eBay Inc	2293819	N	17%	4.06%
Nestle SA	7123870	N	29%	4.06%
McDonald’s Corp	2550707	N	44%	4.06%
PayPal Holdings Inc	BYW36M8	N	17%	4.00%
Yum! Brands Inc	2098876	N	46%	3.60%
Starbucks Corp	2842255	Y	85%	3.48%
CVS Health Corp	2577609	Y	100%	3.47%
Novartis AG	7103065	N	33%	3.19%
MasterCard Inc	B121557	N	37%	3.13%
Sanofi	5671735	N	38%	3.10%
HCA Holdings Inc	B4MGBG6	Y	98%	2.76%
Lloyds Banking Group PLC	0870612	N	0%	2.64%
Costco Wholesale Corp	2701271	N	58%	2.24%
Alphabet Inc Class A	BYVY8G0	N	38%	0.80%

Short-Term Investments				14.50%

			US Securities	18.59%
			Non-US Securities	66.53%
			Short-Term Inv.	14.50%
			Total Investments	99.62%